                                SEC SCHEDULE 13D



Name of Issuer:                     Allied Capital Advisers, Inc.

Title of Class of Securities:       Common

Cusip Number:                       019025105

Name, Address & Telephone Number of Person Authorized to Receive Notices &
Communications:
                                    Jack A. Sullivan
                                    600 California Street, Ste. 1700
                                    San Francisco, CA 94108
                                    Phone: 415/391-5600

Date of Event which Requires Filing of this Statement:

                                    May 24, 1996

Filing fee will be paid in connection with this statement.

                                SEC Schedule 13-D

                         Filing Person: Jack A. Sullivan
                            Filing Date: June 4, 1996
                                   Page 1 of 2


Item 1.

         Allied Capital Advisers, Inc. Common
         1666 K Street NW 9th Flr.
         Washington DC 20006

Item 2.

(a)      Jack A. Sullivan

(b)      600 California Street Ste. 1700, San Francisco, CA 94108

(c)      Stockbroker:
         Van Kasper & Company
         600 California Street Ste. 1700, San Francisco, CA 94108

(d)      N/A

(e)      N/A

(f)      USA

Item 3.

         Personal funds

         Total cost of shares held = $2,228,903

Item 4.

         Securities acquired as long term investments

(a) Additional shares of this issue may be purchased as long term investments or may be sold on occasion.

(b)      N/A

(c)      N/A

(d)      N/A

(e)      N/A

(f)      N/A

(g)      N/A

(h)      N/A

(i)      N/A

(j)      N/A

Item 5.

(a) 471,154 shares held by Jack A. Sullivan = 5.2% of outstanding shares, which issuer informed us were 8,990,349 shares as of May 24, 1996.

(b) Sole power to vote and to dispose 471,154 shares is vested in Jack A. Sullivan.

                                SEC Schedule 13-D

                         Filing Person: Jack A. Sullivan
                            Filing Date: June 4, 1996
                                   Page 2 of 2


Item 5. (continued)

(c)      Purchases by Jack A. Sullivan within last 60 days, all transacted on
         Nasdaq:

         05/08/96      15,000 shs        price $6.90      net amount $103,503.51
         05/10/96      10,000 shs        price $7.10      net amount $ 71,003.51
         05/20/96      15,000 shs        price $7.00      net amount $105,003.51
         05/22/96      10,000 shs        price $7.00      net amount $ 70,003.51
         05/23/96      10,000 shs        price $7.15      net amount $ 71,503.51
         06/03/96      10,000 shs        price $7.13      net amount $ 71,253.51
         06/04/96       3,000 shs        price $7.13      net amount $ 21,378.51

(d)      N/A

(e)      N/A

Item 6.

         N/A

Item 7.

         N/A

                                  SCHEDULE 13D
                                     PAGE 2


Cusip Number:              019025105

(1)      Name of Reporting Person:  Jack A. Sullivan
         Social Security Number:    ###-##-####

(2)      N/A

(3)      (SEC Use Only)

(4)      Source of Funds:           PF

(5)      N/A

(6)      Citizenship:               USA

Number of shares beneficially owned by each reporting person with:

(7)      Sole Voting Power:         471,154

(8)      N/A

(9)      Sole Dispositive Power:    471,154

(10)     N/A

(11)     Aggregate Amount Beneficially Owned by each Reporting Person:
                                    471,154

(12)     N/A

(13)     Percent of Class Represented by Amount in Row (11):
                                    5.2%

(14)     Type of Reporting Person:  IN